# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wheeler Real Estate Investment Trust, Inc., CIK 0001527541
CUSIP: 963025796
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2529 Virginia Beach Boulevard, Virginia Beach, Virginia (VA), 23452
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001352851

## Reporting persons
- Magnetar Financial LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 102,888; sole dispositive power 0; shared dispositive power 102,888; aggregate amount beneficially owned 102,888 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits (as defined in Item 2(a) of this Schedule 13G) as applicable to its security holdings in the Issuer. The percentage represents 102,888 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 102,888 share figure is equal to 9.8% multiplied by 1,049,882 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,049,882 share figure, which the Reporting Person has calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 946,994 shares of Common Stock that the Issuer anticipated to be outstanding following the Issuer's one-for-five reverse stock split effected on September 22, 2025 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC (as defined in Item 2(a) of this Schedule 13G) on September 17, 2025), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock (each as defined in Item 2(a) of this Schedule 13G) held by the Magnetar Vehicles (as defined in Item 2(a) of this Schedule 13G) into 102,888 shares of Common Stock.
- Magnetar Capital Partners LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 102,888; sole dispositive power 0; shared dispositive power 102,888; aggregate amount beneficially owned 102,888 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits as applicable to its security holdings in the Issuer. The percentage represents 102,888 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 102,888 share figure is equal to 9.8% multiplied by 1,049,882 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,049,882 share figure, which the Reporting Person has calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 946,994 shares of Common Stock that the Issuer anticipated to be outstanding following the Issuer's one-for-five reverse stock split effected on September 22, 2025 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on September 17, 2025), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 102,888 shares of Common Stock.
- Supernova Management LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 102,888; sole dispositive power 0; shared dispositive power 102,888; aggregate amount beneficially owned 102,888 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits as applicable to its security holdings in the Issuer. The percentage represents 102,888 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 102,888 share figure is equal to 9.8% multiplied by 1,049,882 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,049,882 share figure, which the Reporting Person has calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 946,994 shares of Common Stock that the Issuer anticipated to be outstanding following the Issuer's one-for-five reverse stock split effected on September 22, 2025 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on September 17, 2025), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 102,888 shares of Common Stock.
- Snyderman David J.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 102,888; sole dispositive power 0; shared dispositive power 102,888; aggregate amount beneficially owned 102,888 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits as applicable to its security holdings in the Issuer. The percentage represents 102,888 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 102,888 share figure is equal to 9.8% multiplied by 1,049,882 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,049,882 share figure, which the Reporting Person has calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 946,994 shares of Common Stock that the Issuer anticipated to be outstanding following the Issuer's one-for-five reverse stock split effected on September 22, 2025 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on September 17, 2025), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 102,888 shares of Common Stock.

## Item 1. Issuer
Name of issuer: Wheeler Real Estate Investment Trust, Inc.
Address of issuer's principal executive offices: 2529 Virginia Beach Boulevard, Virginia Beach, Virginia, 23452

## Item 2. Person Filing
Name of person filing:
This Amendment No. 10 (the "Amendment No. 10") relates to the Statement of Beneficial Ownership on Schedule 13G filed jointly by Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and Alec N. Litowitz ("Mr. Litowitz") with the Securities and Exchange Commission (the "SEC") on September 10, 2021, as amended by Amendment No. 1 filed with the SEC on February 14, 2022, Amendment No. 2 filed with the SEC on November 10, 2022, Amendment No. 3 filed with the SEC on January 31, 2023, Amendment No. 4 filed with the SEC on November 13, 2023, Amendment No. 5 filed with the SEC on February 14, 2024, Amendment No. 6 filed with the SEC on November 14, 2024, Amendment No. 7 filed with the SEC on February 14, 2025, Amendment No. 8 filed with the SEC on May 15, 2025, and Amendment No. 9 filed with the SEC on August 14, 2025 by Magnetar Financial, Magnetar Capital Partners, Supernova Management and David J. Snyderman ("Mr. Snyderman").

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i) Magnetar Financial LLC ("Magnetar Financial");

ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");

iii) Supernova Management LLC ("Supernova Management"); and

iv) David J. Snyderman ("Mr. Snyderman").

This statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Issuer issuable to the Reporting Persons upon (a) the potential exercise of Common Stock Purchase Warrants (the "Warrants") held by the Magnetar Vehicles (as defined below); (b) the potential conversion of the Issuer's 7.00% Senior Subordinated Convertible Notes Due 2031 (the "Notes") held by the Magnetar Vehicles; (c) the potential conversion of the Issuer's 8.75% Series D Cumulative Convertible Preferred Stock (the "Series D Preferred Stock") held by the Magnetar Vehicles; and/or (d) the potential conversion of the Issuer's 9% Series B Preferred Stock (the "Series B Preferred Stock") held by the Magnetar Vehicles. The ability of the Reporting Persons to so exercise and convert is, however, subject to the Ownership Limits described in the following paragraph. The beneficial ownership figures and related percentages in this Amendment No. 10 are based on the Reporting Persons' interpretation of the Ownership Limits as applicable to their security holdings in the Issuer.

The Issuer's Charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than (a) 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Issuer's Common Stock or (b) 9.8% in value of the outstanding shares of all classes and series of the Issuer's capital stock, in each case unless the Issuer's board of directors grants a waiver from such limitation. Each Warrant includes a similar limitation that restricts the number of warrant shares that may be acquired by a holder of that Warrant upon exercise to the extent necessary to ensure that following such exercise the total number of shares of Common Stock then beneficially owned (when aggregated pursuant to the Internal Revenue Code) does not exceed 9.8% of the total number of issued and outstanding shares of Common Stock. We refer to these Charter and Warrant limitations together as the "Ownership Limits". Accordingly, and based on the Reporting Persons' interpretation of the Ownership Limits as applicable to their security holdings in the Issuer, the Reporting Persons believe that their actual, beneficial and constructive ownership of the Issuer is limited to 9.8% of the Issuer's then outstanding shares of Common Stock, or to 102,888 shares of Common Stock using the Issuer's number of shares of Common Stock that the Issuer anticipated to be outstanding following the Issuer's one-for-five reverse stock split effected on September 22, 2025 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on September 17, 2025). The Reporting Persons describe the calculation of this share figure in the footnotes to the tables in this Amendment No. 10.

The Warrants, Notes, Series D Preferred Stock and Series B Preferred Stock are held by Magnetar Structured Credit Fund, LP ("Structured Credit Fund") and Magnetar Longhorn Fund LP ("Longhorn Fund"), both Delaware limited partnerships; and Magnetar Lake Credit Fund LLC ("Lake Credit Fund"), Purpose Alternative Credit Fund - F LLC ("Alternative Fund F") and Purpose Alternative Credit Fund - T LLC ("Alternative Fund T"), all Delaware limited liability companies. In this Schedule 13G, we refer to the foregoing holders collectively as the "Magnetar Vehicles".

Magnetar Financial serves as (i) the investment manager to Longhorn Fund, Alternative Fund F and Alternative Fund T, (ii) general partner of Structured Credit Fund and (iii) manager of Lake Credit Fund. As such, Magnetar Financial exercises voting and investment power over securities held by the Magnetar Vehicles.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The Administrative Manager of Supernova Management is currently Mr. Snyderman.
Address of principal business office or, if none, residence: The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship:
i) Magnetar Financial is a Delaware limited liability company;

ii) Magnetar Capital Partners is a Delaware limited partnership;

iii) Supernova Management is a Delaware limited liability company; and

iv) Mr. Snyderman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, each of the Reporting Persons may be deemed to beneficially own 102,888 shares of Common Stock. The Reporting Persons describe the calculation of this share figure in the footnotes to the tables in this Amendment No. 10.
Percent of class:
As of September 30, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of 9.8% of the total number of shares of Common Stock then outstanding. This percentage is based on the Reporting Persons' interpretation of the Ownership Limits as applicable to their prior and current security holdings in the Issuer.

For a further description of these Ownership Limits, see Item 2(a) above.
Sole power to vote or to direct the vote: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 0
Shared power to vote or to direct the vote: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 102,888
Sole power to dispose or to direct the disposition: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 0
Shared power to dispose or to direct the disposition: Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman: 102,888

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Magnetar Financial is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and serves as (i) the investment manager to Longhorn Fund, Alternative Fund F and Alternative Fund T, (ii) general partner of Structured Credit Fund and (iii) manager of Lake Credit Fund. As such, Magnetar Financial exercises voting and investment power over the Magnetar Vehicles.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The current Administrative Manager of Supernova Management is Mr. Snyderman.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated November 14, 2025, by and among the Reporting Persons
Exhibit B - Power of Attorney, dated December 22, 2022

## Signatures
- Magnetar Financial LLC: /s/ Hayley A. Stein, Hayley A. Stein, Attorney-in-fact for David J. Snyderman, Admin Mgr of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (11/14/2025)
- Magnetar Capital Partners LP: /s/ Hayley A. Stein, Hayley A. Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC, its General Partner (11/14/2025)
- Supernova Management LLC: /s/ Hayley A. Stein, Hayley A. Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (11/14/2025)
- Snyderman David J.: /s/ Hayley A. Stein, Hayley A. Stein, Attorney-in-fact for David J. Snyderman (11/14/2025)